I2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

September 18, 2009

By EDGAR and Facsimile (703) 813-6981

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	i2 Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 7, 2009
File No. 0-28030

Dear Ms. Collins:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated September 10, 2009 with respect to the Form 10-K and the Form 10-Q referred to above. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in such letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.	Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations and Comprehensive Income, page F-5

We note your response to prior comment 5 where you indicate that the patent rights received from SAP do not provide significant future value to the Company. We also note that pursuant to the terms of the settlement agreement, each party licenses certain patents to the other for the full term of the patent technology. Please further explain the terms and nature of the patent rights provided to SAP pursuant to the settlement agreement. Also, tell us how you considered whether such patent rights are subject to bifurcation.

Response to Comment 1

As part of the settlement, SAP received rights to all of the Company’s patents issued and patent applications filed as of the effective date of the settlement. The patents cover various technologies, processes and inventions. We did not have any capitalized costs on our balance sheet associated with these patents and patent applications. A listing of the patents is included as Exhibit D to the settlement agreement that is filed as Exhibit 10.4 to our Form 10-Q for the period ended June 30, 2008 filed on August 7, 2008. The terms of the settlement do not require any future deliverables or other actions on the part of the Company with respect to the patent rights. As such, since delivery of all elements of the arrangement had occurred as of the execution of the settlement agreement, further consideration of the provision of EITF 00-21 related to bifurcation or allocation of value among deliverables was not necessary. We will enhance our disclosures concerning our assessment of the accounting treatment of the patent settlement in our future filings beginning with our Form 10-Q for the period ending September 30, 2009.

2.	Revenue Recognition, page F-10

We note your response to prior comment 7 where you indicate that for your hosting arrangements, the customer has the right to take possession of the software during the hosting arrangement. You also indicate that since the hosting arrangement does not involve license rights, it is accounted for under SAB 104. It is unclear to the Staff how you can conclude that your hosting arrangements do not involve license rights when the customer has the right to take possession of the software. Please further explain how you considered the guidance in EITF 00-3 in accounting for your hosting arrangements and clarify how you were able to conclude that such arrangements do not include a software element that falls within the scope of SOP 97-2

Response to Comment 2

In our response to the first bullet point of comment 7 related to hosting services, we noted that we only have one such arrangement, and it pertains to software that the customer had previously licensed from the Company as part of a separate arrangement. The Company had already delivered the software to the customer in a previous fiscal period, and the customer was granted and continues to have the right under the license agreement to access the software. The licensed software is the same software that had been previously licensed to numerous other customers, but we had never received a request to host the software on a customer’s behalf, and at the time of entering into the license arrangement with the customer had no expectation that they would request us to host the software. Subsequently, the customer requested that the Company host the software on their behalf, and we entered into negotiations and ultimately executed a contract with the customer agreeing to perform such hosting services. We evaluated the hosting transaction at the time it was executed to determine whether it required combination with the original license agreement for accounting purposes. It was determined that the two arrangements were negotiated separately, were executed in different fiscal periods, and that the license agreement was not executed in contemplation of the subsequent hosting agreement. As such, the hosting arrangement is a standalone agreement for hosting services, and does not contain nor provide any software license rights that would require assessment under EITF 00-3 to determine if SOP 97-2 applies.

3.	Your response to prior comment 7 also indicates that historically the Company derived service revenues after licensing software to customers, however, you attempted to change your sales approach and lead with your services, which was the key driver behind the increase in service revenues from 2006 to 2007. Please explain further the change in your sales approach and tell us what you mean by “lead with our services.” In this regard, describe the service offerings that resulted in an increase in your historical service revenues and for which you expect will contribute to service revenues comprising a larger percentage of total revenues in the future. Also, tell us how you considered including enhanced disclosures in both the Business section and MD&A regarding this new sales approach and the services that you offer prior to entering into a software license arrangement.

Response to Comment 3

It should be noted that the Company initiated a publicly-disclosed process in late 2006 to attempt to find a strategic buyer of the Company. Because the Company was for sale in a public process, it was difficult to acquire new customers for our licensed software products due to the uncertainty around the Company’s future. As such, we focused heavily on our existing customer base by approaching them with proposals to provide additional services associated with their existing licensed software products, as well as upgrades and enhancements to such previously licensed software. By re-engaging with our existing customer base for new services arrangements, we were able to identify additional areas where we could position additional software products for licensing. Subsequently, after the fall-through of a planned merger, and in connection with a management change and reorganization, we have changed back to our traditional marketing approach focused on our licensed software, with add-on services as needed. We will include additional disclosures in our future filings beginning with our Form 10-Q for the period ending September 30, 2009 to provide additional clarity into our selling approach and the related impact on our mix of revenues.

4.	Net Income Per Common Share, page F-12

We note your response to prior comment 9 where you indicate that a separate calculation of basic earnings per convertible preferred share is not required pursuant to the guidance in Example G to Issue 7 of EITF 03-6. While we do not disagree with this statement, based on the disclosures in Note 5 to your June 30, 2009 Form 10-Q, it appears that the Company continues to present basic earnings per share on an if-converted basis rather than applying the two-class method. Please explain further the basis for this presentation or revise your disclosures accordingly.

Response to Comment 4

In the first sentence of the first paragraph of Note 5 to our June 30, 2009 Form 10-Q, we state that we apply the two-class method for calculation of basic earnings per share. The effect of application of the two-class method is to include the convertible preferred shares in the basic earnings per share calculation at the amount of common shares into which the convertible preferred shares could be converted. In the second sentence of the first paragraph of Note 5, we use the term “as converted basis” as part of our explanation of the terms of the convertible preferred stock agreement that causes such convertible preferred stock to be considered a participating security. Beginning with our Form 10-Q for the period ending September 30, 2009, we will attempt to further clarify that our calculation of earnings per share follows the two-class method.

5.	Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 3. Borrowings and Debt Issuance Costs, page 9

We note your response to prior comment 18 where you indicate that the Company determined the amortization period of the debt discount based on the expected life of a similar liability without an associated equity component. However, you further state that absent the equity component, based on the terms of the debt, you determined a 10-year life to be appropriate “since that was the stated maturity of the debt.” It appears from your response that you deferred to the stated maturity date of the debt and it is unclear how your accounting complies with paragraph 15 of FSP APB 14-1. Please further explain how you determined the amortization period for this debt.

Response to Comment 5

Pursuant to paragraph 15 of FSP APB 14-1, we considered what the expected life of the debt would be absent the equity component. We determined that absent the equity component, there were no other terms of the debt at the time of its issuance that would have caused us to consider the life of the debt to be shorter than the stated maturity of the debt. As such, we determined the 10-year life to be appropriate. We will provide additional disclosure concerning our evaluation of the expected life of the debt in our future filings beginning with our Form 10-Q for the period ending September 30, 2009.

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company desires to cooperate with the staff with a view toward concluding the comment process as soon as practicable. I will contact Kathleen Collins or Kari Jin over the next few days to attempt to arrange a telephone call to confirm that this letter satisfies the staff’s comments and to address any further concerns the staff may have. Should there be any additional comments or questions in the interim, please direct them to me at (469) 357-4788 or Mike Hainsfurther of Munsch Hardt Kopf & Harr, P.C., counsel to the Company, at (214) 855-7567.

Very truly yours,

/s/ Mark E. Trivette
Mark E. Trivette
Senior Vice President, Corporate Controller

cc:  A. Michael Hainsfurther